State or Delaware
Secretary or State
Division or Corporations
Delivered 06:48 PM 06/14/2011
FILED 06:48 PM 06/14/2011
SRV 110722814 - 2419873 FILE

CERTIFICATE OF DESIGNATIONS, NUMBER, VOTING

POWERS, PREFERENCES AND RIGHTS OF SERIES A

PREFERRED STOCK OF

ZEN HOLDING CORP.

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of Zen Holding Corp., a Delaware corporation (hereinafter called the "Corporation"), with the preferences and rights set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation having been fixed by the Board of Directors pursuant to authority granted to it under Article 4 of the Corporation's Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the "DGCL"):

RESOLVED: That, pursuant to authority conferred upon the Board of Directors by the Certificate of incorporation of the Corporation, the Board of Directors hereby creates a series of preferred stock, par value $0.0001 per share (the "Preferred Stock"), consisting of 100,000 shares of Preferred Stock and hereby designates all such shares of Preferred Stock as "Series A Preferred Stock" and hereby authorizes the issuance of 100,000 shares of Series A Preferred Stock of the Corporation and fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Certificate of Incorporation of the Corporation, as follows:

1. DESIGNATION AND AMOUNT. The shares of such series shall be designated "Series A Preferred Stock" (the "Series A Preferred Stock") and the number of shares constituting such series shall be 100,000.

2. VOTING.

(a) The Series A Preferred Stock shall have super voting rights of 200 to l versus the Common Stock.

(b) Notwithstanding the foregoing, the Corporation shall be permitted, without obtaining the affirmative vote or prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, but subject to the other terms and conditions of this Certificate of Designations, Number, Voting Powers, Preferences and Rights of Se1ies A Preferred Stock (the "Certificate of Designation"), including without limitation Section 6 hereof, to from time to time (i) issue and sell to third party investor(s), including any then existing stockholder of the Corporation, in a bona-fide arms' length transaction, shares of stock ranking with respect to dividends or on liquidation junior to the Series A Preferred Stock such stock being referred to hereinafter as "Junior Stock") and pari passu Preferred Stock (such Junior Stock and pari passu Preferred Stock is hereinafter refered to as "New Stock"), in each case, subject to the terms set forth in this Section 4(b) and (ii) amend the Corporation's Certificate of Incorporation and Bylaws to the extent (and only to the extent) necessary to effectuate the foregoing; provided, however, that in no event, shall the Corporation be permitted, without obtaining the affirmative vote or prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, to issue or sell to any third party investor any New Stock that ranks senior to, or otherwise contains more favorable in any material manner or respect, including without limitation, with respect to the payment of dividends and amounts payable in connection with a Liquidating Event, than, the Series A Preferred Stock; and provided, further, (i) that in no event shall the Corporation be permitted, without obtaining the affirmative vote or prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, to issue any shares of New Stock pursuant to this Section 4(b) if, after giving effect to such issuance, the holders of the Series A Preferred Stock would thereafter and as a result of such issuance own less than forty-nine and nine tenths percent (49.9%) of the total aggregate number of Common Stock and Series A Preferred Stock then outstanding, after giving effect to such issuance and (ii) that any shares of New Stock issued pursuant to this Section 4(b) shall not have separate veto or consent rights with respect to any matter, but rather, with respect to each such matter, to the extent such New Stock is Preferred Stock, each such share of Preferred Stock so issued shall vote together with the holders of the Series A Preferred Stock and, to the extent permitted by applicable law, the instrument designating such New Stock shall require the holders thereof to irrevocably waive any rights to a separate class or series vote that would otherwise be required by applicable law.

(c) The Corporation shall not amend, alter or repeal the preferences, special rights or other powers of the Series A Preferred Stock (whether by amendment to the Certificate of incorporaton or otherwise) so as to affect adversely the Series A Preferred Stock, without the written consent or affirmative vote of the holders of at least 50.1% of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. For this purpose (but subject to the provision at the end of this sentence), the authorization or issuance of any series of Preferred Stock with preference or priority over, or, subject to Section 4(b) above, being on a parity with, the Series A Preferred Stock as to voting rights or the right to receive either dividends or amounts distributable upon a Liquidating Event shall be deemed so to affect adversely the Series A Preferred Stock.

(d) To the extent the holders of the Series A Preferred Stock own less than 100% of the total number of shares of Series A Preferred Stock issued and outstanding on the initial date of issuance of the Series A Preferred Stock (the "Initial Issuance Date"), Section 4(b) and any and all provisions contained in Sections 4(d) hereof that otherwise serve to diminish, alter or modify the rights of the holders of Series A Preferred Stock, including without limitation, any and all provisions that relate to the Corporation's ability to issue capital stock without obtaining the affirmative vote or prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, shall terminate and no longer be of any further force or effect and, at the request of the holders of a majority of the outstanding shares of Series A Preferred Stock, the Corporation shall file an amendment to this Certificate of Designation with the Secretary of State of the State of Delaware deleting all such provisions and references will immediate effect.

3. CONVERSION. The Series A Preferred Stock may not be converted, at any time, into shares of Common Stock or any other series of Preferred Stock of the Corporation.

IN WITNESS WHEREOF, Zen Holding Corp. has caused this Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Preferred Stock to be duly executed by its Chief Executive Officer this 14th day of June, 2011.

ZEN HOLDING CORP.

By	/s/ John P. Milcetich
Name:	John P. Milcetich
Title:	CEO